Free Writing Prospectus

Filed pursuant to Rule 433

Dated February 14, 2013

Relating to

Preliminary Prospectus Supplement dated February 14, 2013 to

Prospectus dated November 22, 2011

Registration Statement No. 333-178110

Final Term Sheet

$500,000,000 2.625% Notes due 2023

Issuer:	Emerson Electric Co.

Principal Amount:	$500,000,000

Title of Securities:	2.625% Notes due 2023

Trade Date:	February 14, 2013

Original Issue Date (Settlement Date):	February 20, 2013

Maturity Date:	February 15, 2023

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Treasury Yield:	1.975%

Spread to Benchmark Treasury:	70 basis points

Interest Rate:	2.625% per annum

Yield to Maturity:	2.675%

Public Offering Price:	99.565%

Gross Proceeds to Issuer:	$497,825,000

Interest Payment Dates:	Semi-annually in arrears on each February 15th and August 15th, commencing August 15, 2013.

Redemption Provision:

Make-Whole Call:	Treasury Rate plus 10 basis points prior to November 15, 2022

Par Call:	On or after November 15, 2022

CUSIP:	291011 BE3

ISIN:	US291011BE39

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Barclays Capital Inc. BNP Paribas Securities Corp.

Co-Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Standard Chartered Bank

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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